SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF MAY 2002

WILLIS GROUP HOLDINGS LIMITED
(Exact name of Registrant as specified in its charter)

Ten Trinity Square
London EC3P 3AX, England
(Address of principal executive offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F of Form 40-F.)

Form 20-F [x]        Form 40-F [  ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [  ]        No [x]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

SIGNATURES

Contact:

		Investors:	Kerry K. Calaiaro

+1 212 837-0880

Email: calaiaro_ke@willis.com

News Release		Media:	Nicholas Jones

+1 44 20 7488-8190

Email: jonesnr@willis.com

Dan Prince

+1 212 837-0806

Email: prince_da@willis.com

WILLIS GROUP HOLDINGS LIMITED FILES REGISTRATION STATEMENT
FOR SECONDARY PUBLIC OFFERING OF COMMON STOCK

London, U.K., May 7, 2002 – Willis Group Holdings Limited (NYSE:WSH), the global insurance broker, today filed a registration statement with the Securities and Exchange Commission relating to a proposed public offering of $450 million of its common stock by Profit Sharing (Overseas), Limited Partnership, an affiliate of Kohlberg Kravis Roberts & Co. L.P. and the majority shareholder of Willis. Certain other institutional holders of Willis may also sell shares in the offering. The selling shareholders also intend to grant to the underwriters an option for a period of 30 days to purchase up to an aggregate of $67.5 million additional common stock to cover over-allotments, if any. Willis will not issue any shares of common stock in the offering.

Salomon Smith Barney Inc. and J.P. Morgan Securities Inc. are serving as joint bookrunning managers for the offering. Copies of the preliminary prospectus related to the offering, when available, may be obtained from Salomon Smith Barney, Brooklyn Army Terminal, 140 58th Street, 5th Floor, Brooklyn, NY 11220 (telephone: 718-765-6732) or J.P. Morgan Securities, 277 Park Avenue, New York, NY 10172 (telephone: 212-622-5219).

Willis Group Holdings Limited is a leading global insurance broker, developing and delivering professional insurance, reinsurance, financial and human resource consulting and actuarial services to corporations, public entities and institutions around the world. With over 300 offices in more than 100 countries, its global team of 13,000 Associates serves clients in some 180 countries. Willis has particular expertise in serving the needs of clients in such major industries as construction, aerospace, marine and energy. In June 2001 the Group returned to public ownership and is listed on the New York Stock Exchange (NYSE: WSH).

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WILLIS GROUP HOLDINGS LIMITED

By:	/s/ Mary E. Caiazzo Mary E. Caiazzo Assistant General Counsel

Date: May 8, 2002